(d)(2)(F)(i)

May 1, 2019

Christopher Kurtz

Vice President

Voya Investment Management Co. LLC

One Orange Way, C1-N

Windsor, CT 06095

Dear Mr. Kurtz:

Pursuant to the Sub-Advisory Agreement, effective as of May 1, 2017 (the “Agreement”), between Voya Investment Management Co. LLC (the “Sub-Adviser”) and Voya Investments, LLC, we hereby notify you of our intention to retain you as Sub-Adviser to render investment advisory services to Voya Balanced Income Portfolio (the “Portfolio”), a series of Voya Investors Trust, effective on May 1, 2019, upon all of the terms and conditions set forth in the Agreement.

Upon your acceptance, the Agreement will be modified to give effect to the foregoing by adding the Portfolio to Schedule A of the Agreement.  The Amended Schedule A, with the annual sub-advisory fee rate indicated for the Portfolio, is attached hereto.

Please signify your acceptance to act as Sub-Adviser to the aforementioned Portfolio under the Agreement with respect to the Portfolio by signing below where indicated.

Very sincerely,

		By:	/s/ Todd Modic
Todd Modic
Senior Vice President
Voya Investments, LLC

ACCEPTED AND AGREED TO:
Voya Investment Management Co. LLC

By:	/s/ Christopher Kurtz
Name:	Christopher Kurtz
Title:	Vice President of Finance

AMENDED SCHEDULE A

with respect to the

SUB-ADVISORY AGREEMENT

between

VOYA INVESTMENTS, LLC

and

VOYA INVESTMENT MANAGEMENT CO. LLC

Series	Annual Sub-Advisory Fee (as a percentage of average daily assets allocated to the Sub-Adviser)
Voya Balanced Income Portfolio (formerly, VY® Franklin Income Portfolio)	0.2480% on all assets

Voya Large Cap Growth Portfolio	0.2475% on the first $5.5 billion; 0.2340% on the next $1.5 billion; 0.2250% on the next $3 billion; and 0.2205% on assets thereafter

Voya Large Cap Value Portfolio	0.2925% on the first $500 million; and 0.2700% on assets thereafter